Exhibit 99.1

ReneSola Announces Third Quarter 2016 Results

Shanghai, China, November 29, 2016 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy efficient technology products, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Highlights

	Q3 2016 (in million)	Q/Q Change	Y/Y Change
Revenue	$187.0	-25.2%	-49.2%
Gross Profit	$18.9	-54.2%	-68.2%
Operating loss	$(11.9)	N/A	N/A
Net Loss	$(20.5)	N/A	N/A

•	Revenue was $187.0 million, compared with guidance of approximately $200 million;
•	Gross margin of 10.1% was in-line with guidance, compared with 16.5% in Q2 2016 and 16.1% in Q3 2015;
•	Net loss was $20.5 million, compared with net income of $5.5 million in Q2 2016 and $8.6 million in Q3 2015;
•	Total external module shipments were 191.2 MW while module shipments to the Company’s downstream projects were approximately 6.1 MW;
•	Total external wafer shipments were 290.5 MW compared with 423.3 MW in Q2 2016 and 341.6 MW in Q3 2015;
•	Successfully sold two utility-scale projects in Japan with total capacity of 2.5 MW and rooftop projects in China with aggregate capacity of 1.3 MW;
•	Recognized revenue of $27.8 million from the sale of four utility-scale projects in UK with capacity of approximately 20 MW;
•	The Company now has a solar power project pipeline of over 1 GW, of which 448 MW are projects that are “shovel-ready”; and
•	LED sales decreased by 8.9% compared to Q2 2016 with gross margin of approximately 30%

Mr. Xianshou Li, ReneSola’s Chief Executive Officer, commented, “Third quarter financial results fell short of expectations, as weak demand led to reduced shipments and significant pricing pressure. While we tackled prevailing market challenges through expense control, we reported our first loss after four consecutive profitable quarters. Nonetheless, we executed on key elements of our strategy. We expanded our downstream project pipeline to over 1 GW, of which over half are late-stage and we plan to monetize them in the next one to two years. We also paid down short-term debt during the quarter, which demonstrates our commitment and ability to improve our balance sheet.”

Li continued, “Looking forward, we anticipate the solar industry headwinds to continue into 2017. As we navigate challenging market conditions, we intend to remain fully focused on project development with rapid monetization, expansion through technology improvements, and streamlined operations with prudent cost control.”

Third Quarter 2016 Financial Results

Revenue of $187.0 million was down 25.2% q/q and down 49.2% y/y. Revenue declined due to lower blended ASP and reduced product shipments to external customers due to decreased market demand. The Company remains committed to using the solar products business as a foundation to drive growth through downstream project development.

Gross profit of $18.9 million was down 54.2% q/q and down 68.2% y/y. Gross margin decreased to 10.1% from 16.5% in Q2 2016 and from 16.1% in Q3 2015. The sequential margin decline was primarily due to lower wafer and module ASPs, as well as an increase in polysilicon cost.

Operating expenses of $30.7 million were down 11.6% q/q and down 35.9% y/y. The decrease in operating expenses reflects efficient expense control. Sequentially, SG&A expense decreased by 16.5% and R&D expense decreased by 15.0%.

Operating loss was $11.9 million, compared to operating income of $6.4 million in Q2 of 2016 and $11.4 million in Q3 of 2015.

Non-operating expenses of $10.6 million include net interest expense of $7.7 million and foreign exchange loss of $3.3 million, partially offset by gains on derivatives of $0.3 million.

Net loss was $20.5 million, compared to a net income of $5.5 million in Q2 of 2016 and $8.6 million in Q3 of 2015. Loss per ADS were $0.20, compared to earnings per ADS $0.05 in Q2 of 2016.

Balance Sheet, Liquidity and Capital Resources

The Company had cash and cash equivalents (including restricted cash) of $139.4 million as of September 30, 2016, compared with $163.4 million at the end of Q2 2016. The decrease of $24.0 million is mainly due to the repayment of our fully pledged loan. Total debt was $699.0 million, down from $716.5 million as of June 30, 2016. Total debt decreased by $17.5 million in the quarter.

Third Quarter Operating Highlights

The Company focused on developing, operating and selling high-quality solar power projects. Activities are centered on building a pipeline of distributed generation and utility-scale projects in attractive geographies worldwide.

Project Sales

In the third quarter, the Company recognized revenue from four utility-scale projects in the United Kingdom sold in the second quarter. These projects had approximately 20.0 MW of generating capacity. Additionally, the Company sold two utility-scale projects in Japan with a total capacity of 2.5 MW and rooftop projects of 1.3 MW in the domestic Chinese market in the third quarter.

Project Sales	Location	Size (MW)
Collacott	UK	5.0
Handley	UK	5.0
Stretton	UK	5.0
Debdale	UK	5.0
Ibaraki	Japan	1.2
Gifu	Japan	1.3
DG	China	1.3

As announced in early November, the Company signed agreements to sell six utility-scale projects in the United Kingdom to a European buyer. These projects have a combined capacity of approximately 26MW. Revenue from the sales of these projects is expected to be recognized in the fourth quarter of 2016.

Project Pipeline

The Company currently has a pipeline of over 1 GW of projects in various stages, of which 448 MW are projects that are “shovel-ready”. The shovel-ready projects include (i) projects that are overseas and that Renesola has the legal right to develop based on definitive agreements, and (ii) projects in China that have been filed with National Development and Reform Commission. The Company identified a number of opportunities in China’s domestic distributed generation market, and now has 187.3 MW of such projects which are in shovel-ready stage in its pipeline. The Company continues to focus on developed markets which are expected to have stable returns and healthy cash flow.

The geographic distribution of our shovel-ready projects pipeline is outlined in the table below.

Project Location	Shovel-ready (MW)
USA	104.7
UK	9.3
Japan	17.5
Canada	9
Turkey	116.0	[1]
France	4.2
China DG	187.3
Total	448

Modules and Wafers

The Company supplies high quality products at low cost to select customers. The Company considers its competitive advantages to be improving conversion efficiency and supply chain management.

During the third quarter, total external module shipments were 191.2 MW, down 32.3% from the second quarter of 2016 and down 52.9% from the third quarter of 2015. Total wafer shipments were 290.5 MW, down 31.4% from the second quarter of 2016 and down 15.0% from the third quarter of 2015. The reduction in shipments reflected softened demand in the domestic market, as project completions were pulled into the first half in order to qualify for higher FiT.

LED

LED revenue of $7.1 million was down 8.9% from $7.8 million in Q2 2016. Gross margin was approximately 30%. The decline in revenue reflects the temporary slowdown attributable to Ramadan and the summer holidays in Europe.

Despite the sequential revenue decline, ReneSola is optimistic about the growth prospects in LED business. The market for energy efficient products is large and growing rapidly. LED lighting is one of the most effective products for reducing electricity consumption. The Company believes it can leverage its brand name and global distribution footprint to build an attractive, high margin business. The Company expects LED business to grow into a meaningful financial contributor in the years ahead.

1 With the start of operation, the projects will be transferred into a joint venture, in which Renesola is expected to hold 50% of equity interest of the 116MW projects.

Outlook

For the fourth quarter, the Company expects revenue in the range of $220 million and $240 million and gross margin in the high-single digits. The outlook reflects reduced shipments due to weak domestic demand, high polysilicon prices, and declining wafer prices.

Conference Call Information

ReneSola's management will host an earnings conference call on November 29, 2016 at 8:30 a.m. U.S. Eastern Standard Time (9:30 p.m. China Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121
+86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 19425900.

A replay of the conference call may be accessed by phone at the following numbers until December 7, 2016. To access the replay, please again reference the conference passcode 19425900.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206
+86 4006022065
Other International	+61 281990299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

RENESOLA LTD

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Sep 30,	Jun 30,	Sep 30,
	2016	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	28,834	23,723	86,489
Restricted cash	110,538	139,645	146,533
Accounts receivable, net of allowances for doubtful accounts	172,747	185,573	128,143
Inventories	185,210	165,470	198,857
Advances to suppliers-current	17,528	23,286	37,889
Amounts due from related parties	13,252	77	118
Value added tax recoverable	16,537	5,911	13,310
Prepaid income tax	1,451	4,338	1,814
Prepaid expenses and other current assets	12,054	18,288	31,284
Project assets	53,766	64,756	23,345
Deferred convertible notes issue costs-current			76
Derivative assets	624	2,077	224
Assets held-for-sale			-
Deferred tax assets-current, net		-	4,504
Total current assets	612,541	633,144	672,586

Property, plant and equipment, net	547,748	568,090	667,377
Prepaid land use right, net	35,491	35,842	38,923
Deferred tax assets-non-current, net	12,188	14,403	15,699
Deferred convertible notes issue costs-non-current			-
Advances for purchases of property, plant and equipment	285	285	677
Deferred project costs	17,275	17,576	20,874
Project assets-noncurrent	8,573	9,463
Other long-lived assets	12,522	9,943	9,747
Total assets	1,246,623	1,288,746	1,425,883

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Convertible bond payable-current			26,145
Short-term borrowings	699,035	716,512	685,311
Accounts payable	281,257	280,609	321,239
Advances from customers-current	11,193	20,342	58,218
Amounts due to related parties	1,762	2,831	2,716
Other current liabilities	69,506	66,536	90,786
Income tax payable	128	128	128
Derivative liabilities			-
Warrant liability		26	263
Total current liabilities	1,062,881	1,086,984	1,184,806

Convertible notes payable-non-current			-
Long-term borrowings			39,008
Advances from customers-non-current			-
Deferred revenue	30,101	28,366	30,541
Warranty	39,614	38,870	37,159
Deferred subsidies and other	21,904	22,203	23,904
Other long-term liabilities	375	15	149
Total liabilities	1,154,875	1,176,438	1,315,567

Shareholders' equity
Common shares	477,171	477,171	478,527
Additional paid-in capital	8,089	7,994	7,516
Accumulated loss	-444,512	(424,020)	(441,933)
Accumulated other comprehensive income	51,000	51,163	66,206
Total equity attribute to ReneSola Ltd	91,748	112,308	110,316
Total shareholders' equity	91,748	112,308	110,316

Total liabilities and shareholders' equity	1,246,623	1,288,746	1,425,883

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended
	Sep 30, 2016	Jun 30, 2016	Sep 30, 2015

Net revenues from third parties	171,428	250,038	368,239
Net revenues from related parties	15,600
Cost of revenues	(168,160)	(208,886)	(308,901)
Gross profit	18,868	41,152	59,338
GP%	10.1%	16.5%	16.1%

Operating (expenses) income:
Sales and marketing	(11,544)	(15,152)	(19,861)
General and administrative	(12,387)	(13,525)	(14,825)
Research and development	(6,311)	(7,424)	(9,803)
Other operating income	(489)	1,324	(3,436)
Total operating expenses	(30,731)	(34,777)	(47,925)

Income (loss) from operations	(11,863)	6,375	11,413
	-6.9%	2.5%	3.1%
Non-operating (expenses) income:
Interest income	568	715	656
Interest expense	(8,235)	(8,477)	(11,047)
Foreign exchange gains (losses)	(3,324)	4,336	5,695
Gains (losses) on derivatives, net	323	2,869	(620)
Investment gain on disposal of subsidiaries	68
Gains on repurchase of convertible bonds			1,891
Fair value change of warrant liability	26	131	788

Income (loss) before income tax, noncontrolling interests	(22,437)	5,949	8,776

Income tax (expense) benefit	1,945	(425)	(179)
Net income (loss)	(20,492)	5,524	8,597

Less: Net income (loss) attributed to noncontrolling interests
Net income (loss) attributed to holders of ordinary shares	(20,492)	5,524	8,597

Earnings per share
Basic	(0.10)	0.03	0.04
Diluted	(0.10)	0.03	0.04

Earnings per ADS
Basic	(0.20)	0.05	0.08
Diluted	(0.20)	0.05	0.08

Weighted average number of shares used in computing loss per share
Basic	201,990,602	201,998,340	204,658,446
Diluted	201,990,602	201,998,340	204,658,446

	Three Months Ended
	Sep 30, 2016	Jun 30, 2016	Sep 30, 2015
Net income (loss)	(19,465)	5,524	8,597
Other comprehensive income (loss)
Foreign exchange translation adjustment	6,654	(7,921)	(13,834)
Other comprehensive income (loss)	6,654	(7,921)	(13,834)

Comprehensive income (loss)	(12,811)	(2,397)	(5,237)
Less: comprehensive loss attributable to non-controlling interest			-
Comprehensive income (loss) attributable to ReneSola	(12,811)	(2,397)	(5,237)

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Nine Months Ended
	Sep 30, 2016	Sep 30, 2015

Operating activities:
Net profit/(loss)	(9,235)	(11,731)
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down		643
Depreciation and amortization	59,142	68,866
Amortization of deferred convertible bond issuances costs and premium	33	723
Allowance of doubtful receivables, advance to suppliers and prepayment for purchases of property, plant and equipment	864	(2,000)
Loss on derivatives	(709)	4,872
Fair value change of warrant liability	(578)	(1,628)
Gain from settlement of certain payables		(6,159)
Gain from advances from customers
Share-based compensation	607	4
Loss on disposal of long-lived assets	5,184	267
Gain on disposal of solar project	(2,527)	-
Impairment of goodwill
Impairment of Intangible assets
Impairment of long-lived assets		4,350
Reversal of firm purchase commitment
Gain on disposal of subsidiaries		-
Gain on CB repurchase	(212)	(13,693)

Changes in assets and liabilities:
Accounts receivable	(18,360)	(19,663)
Inventories	(21,768)	120,663
Project assets and deferred project cost	(10,062)	17,524
Advances to suppliers	(907)	(10,906)
Amounts due from related parties	(13,992)	(4,453)
Value added tax recoverable	7,679	16,471
Prepaid expenses and other current assets	10,000	12,149
Prepaid land use rights, net	685	978
Proceeds from disposal of land use right
Deferred project costs
Accounts payable	(8,677)	(135,195)
Advances from customers	(17,092)	(22,651)
Income tax payable	2,165.00	(601)
Other current liabilities	(5,740)	(10,753)
Deferred revenue	(2,275)	30,541
Other long-term liabilities	(565)	(855)
Other non-current assets		(2,872)
Other long-term assets
Accrued warranty cost	4,623	6,241
Deferred taxes assets	4,313	(1,282)
Provision for litigation	364
Net cash provided by (used in) operating activities	(17,040)	39,850

Investing activities:
Purchases of property, plant and equipment	(6,754)	(5,283)
Advances for purchases of property, plant and equipment		(2,383)
Cash received from government subsidy		-
Proceeds from disposal of property, plant and equipment	5,131	25
Changes in restricted cash	25,812	(28,203)
Net cash received (paid) on settlement of derivatives	108	(3,426)
Purchases of investment securities
Proceeds from disposal of subsidiaries		20
Net cash provided by (used in) investing activities	24,297	(39,250)

Financing activities:
Proceeds from bank borrowings	766,311	747,166
Proceeds from issuance of common shares
Proceeds from related parties
Repayment of bank borrowings	(752,829)	(701,089)
Proceeds from exercise of stock options		1,761
Paid for CB repurchase	(25,931)	(54,377)
Share issuance costs
Repurchace from noncontrolling interests
Repurchase of convertible notes
Cash paid for ADS/s repurchase	(981)
Net cash provided by (used in) financing activities	(13,430)	(6,539)

Effect of exchange rate changes	(3,038)	(7,420)

Net increase (decrease) in cash and cash equivalents	(9,211)	(13,359)
Cash and cash equivalents, beginning of period/year	38,045	99,848
Cash and cash equivalents, end of period/year	28,834	86,489